FOR IMMEDIATE RELEASE	NEWS RELEASE

NON-BROKERED PRIVATE PLACEMENT

Vancouver, Canada, November 26th, 2010 -  CanAlaska Uranium Ltd. (TSX.V – CVV) (“CanAlaska” or the “Company”) wishes to announce a non-brokered private placement of Units for up to $7,500,000.

The Company plans to issue 4,687,500 Units at a price of $1.60 per unit, of which a maximum of 935,000 may be issued as Flow-Through Units.  Each Ordinary Unit will consist of one common share of the Company and one-half of a share purchase warrant.  Each Flow-Through Unit will consist of one flow-through common share of the Company and one-half of a share purchase warrant.  Each whole warrant will be exercisable into one common share at a price of $1.90 per common share for a period of 24 months from the close of the private placement.

The ordinary portion of the planned placement is to accommodate significant investment interest from Asian parties.  The proceeds from the unit offering will be utilized for uranium exploration in Canada and for general corporate purposes.  Finders’ fees may be payable in connection with these proposed placements. The above private placement is subject to regulatory approval.

About CanAlaska Uranium

CANALASKA URANIUM LTD. (CVV -- TSX.V, CVVUD -- OTCBB, DH7F -- Frankfurt) is undertaking uranium exploration in twenty one uranium projects in Canada's Athabasca Basin -- the "Saudi Arabia of Uranium".  Since September 2004, the Company has aggressively acquired one of the largest land positions in the region, comprising over 2,500,000 acres (10,117 sq. km or 3,906 sq. miles).  To-date, CanAlaska has expended over Cdn$75 million exploring its properties and has delineated multiple uranium targets.

For more information visit www.canalaska.com

On behalf of the Board of Directors

Peter Dasler, M.Sc., P.Geo., President & CEO,
CanAlaska Uranium Ltd.

Contact:

Emil Fung,  Director & V.P. - Corp. Dev.

Tel: +1.604.688.3211  x318

Email: info@canalaska.com

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release: CUSIP# 13708P 10 2. This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release

November 26th, 2010